Exhibit 99.1

SUZANO S.A.

INTERNAL RULES OF THE BOARD OF DIRECTORS

SECTION I BOARD OF DIRECTORS

1.	The Board of Directors of SUZANO S.A. (the “Corporation”) is a collegiate body, and its duties are set forth pursuant to Law No. 6,404/76, the Corporation’s Bylaws and other applicable regulatory rules.

2.	The Corporation’s Board of Directors (the “Board” or “Board of Directors”) shall make collegiate decisions, the will of which is expressed by resolution and vote of the majority of the Directors, no duty in the Corporation’s management is conferred upon its members (the “Directors”) separately.

SECTION II

STRUCTURE AND OPERATION OF THE BOARD OF DIRECTORS

3.	As provided for in Article 12 of the Corporation’s By-laws, the Board of Directors shall be composed of at least 5 (five) and no more than ten (10) members, whether resident in the country or not, and at least 20% of the Directors elected to be deemed as Independent Directors, as defined by B3 S.A’s New Market Listing Regulation - Brazil, Stock Exchange, Over-the-Counter (“B3”), being also deemed as Independent Directors.those elected pursuant to article 141, 4th and 5th paragraphs of Law No. 6,404/76.

3.1.	The members of the Board of Directors shall be elected and removed at any time by the General Meeting and shall have a unified term of office of two (2) years, and the re-election is allowed. The members of the Board of Directors will not hold executive positions in the Corporation.

3.1.1.	The members of the Corporation’s Board of Directors shall meet the following requirements:
(i)	personal integrity;
(ii)	no conflicts of interest with the Corporation;
(iii)	time availability;
(iv)	motivation to perform the function; and

(v)	aligment with the Corporation’s values.

3.1.2.	It is desirable that, in addition to the requirements set forth in Clause

3.1.1 above, the Board of Directors seek, in its structure, the diversity of experience and knowledge, composed of the following criteria:

(i)	experience as an executive;

(ii)	specific knowledge of the Corporation’s industry and business;

(iii)	strategic vision;

(iv)	accounting, economic and financial knowledge;

(v)	knowledge of innovation;

(vi)	securities market knowledge and investor relations;

(vii)	legal knowledge;

(viii)	experience in people management;

(ix)	knowledge of best corporate governance practices;

(x)	experience in risk management and compliance;

(xi)	relationship with clients and the Corporation’s business market; and

(xii)	knowledge of social and environmental sustainability.

3.2.	The Board of Directors will have a Chairman (the “Chairman”) and may have up to two (2) Vice-Presidents, who may be appointed by the same General Meeting that elects them or by the Board of Directors. The Board may also appoint any of the Corporation’s managers or employees to act as corporate secretary (“Secretary”).
3.3.	Each member of the Board of Directors, upon signing the investiture term pursuant to applicable laws and regulations, including, but not limited to, the New Market Listing Regulation, shall submit to the Corporation the following documents:
(i)	a certified copy of the identity card;

(ii)	a certified copy of the CPF registration document;
(iii)	a statement that he/she is not prevented by special law, or convicted of bankruptcy, of misrepresentation, bribery, concussion, embezzlement, against the popular economy, public faith or property, or the further criminal penalty which prevents, even if temporarily, access to public office, as provided for in article 147, paragraph 1 of Law 6,404/76;
(iv)	a statement that he/she is not condemned to a penalty of suspensionor temporary disqualification imposed by the Brazilian Securities Commission, rendering him/her ineligible for publicly-held corporation management positions, as established in article 147, paragraph 2 of Law 6,404/76;
(v)	a statement signed under the penalties of law that he/she is not prevented from trading or managing a trading corporation by virtue of criminal conviction;
(vi)	a statement that he/she meets the requirement of unblemished reputation established by article 147, paragraph 3 of Law 6,404/76;
(vii)	a statement that he/she does not hold a position in a company that can be considered a direct competitor of the Corporation, and does not have, nor represents, any interest conflicting with the Corporation, pursuant to article 147, items I and II, paragraph 3 of Law 6,404/76;
(viii)	a statement about the number of stocks, warrants, stock options and stock convertible debentures issued by the Corporation and its subsidiaries or companies of the same group held by it;
(ix)	a statement that he/she have not suffered any (a) criminal convictions, even if not final judgment; (b) administrative proceeding of the Brazilian Securities Commission (“CVM”), even if not final judgment or (c) judicial or administrative final judgment, which has suspended or disqualified him/her to practice a professional or business activity; and
(x)	a statement that he/she is or is not deemed a Politically Exposed Person, pursuant to applicable regulations.

4.	In his temporary absences, the Chairman of the Board of Directors shall be replaced by one of the Vice-Presidents of this body, and the substituted Chairman shall appoint the alternate; and when this is not the case, the Board of Directors shall make such appointment. When it relates to any other member who will be replaced by one of his peers, the same criterion will be adopted in the same cases.

4.1.	For the purposes of the introductory section of this clause, the following shall be considered:

(i)	absent, the member of the Board of Directors who fails to attend the meetings of the body;
(ii)	the substitutions provided for in this clause will imply the accumulation of the functions and right to vote at meetings of the Board of Directors, however, it does not apply to the fees and other advantages of the substituted member; and
(iii)	prevented, the member of the Board of Directors who is in a situation of conflict of interest with the Corporation (“Conflict of Interest” or “Conflict of Interests”), as set forth in Clause 21 below, as well as the one that has been elected by appointment of a company competing of the Corporation.

4.2.	The member who substitutes the absent or prevented Director shall remain in his position until the reasons for absence and/or prevention of the effective member cease.

4.3.	The Chairman shall be informed of the replacement of member by written notice or e-mail sent by the substituted member at the time of the meeting, either for the purpose of forming a “quorum” or for voting purposes, with the power to indicate or not the vote, and it is clear that the alternate accumulates the voting right of the substituted member, even if there is no indication of vote. Likewise, the Chairman shall be promptly informed when the member resumes his/her functions. Votes are also accepted by letter, telegram or electronic mail, when received by the Chairman of the Board of Directors or his substitute until the end of the meeting.

4.4.	If there is a vacancy on the Board of Directors, the position may remain vacant until the next Annual General Meeting, without prejudice to the substitute being appointed to complete the current term, by the remaining Directors at a meeting of the Board of Directors, pursuant to Article 150 of Law No. 6,404/76, if necessary to maintain the minimum number of members of that body or if it is considered appropriate to fill the position.

5.	Except for the event of Conflict of Interests, as provided for in Clauses 21, 22 and 23 below, all information and documents will only be provided or made available to all Directors, and no Director or group of Directors may have information not available to others, as well as making direct contacts with the Corporation, its Officers or employees to request information and/or documents, except as provided in Clause 16 below.

6.	The annual meetings of the Board of Directors shall take place at least four (4) times a year, and the extraordinary meetings shall be held at any time, according to the requirements provided for in the Bylaws or when necessary to the Corporation’s interests, by means of call notice of the Chairman of the Board of Directors or at least three (3) Directors.

6.1.	The call notice shall be made by letter, e-mail, telegram or facsimile, at least two

(2) business days in advance, including the place, date and time of the meeting, as well as, briefly, the agenda.

6.2.	Discussion and resolution on matters not contained in the call notice are prohibited, except for the cases of extreme urgency, as considered by the Chairman of the Board of Directors or by decision of the majority of members present.

6.3.	The formalities provided for in Clauses 6.1 and 6.2 above may be waived when all the members of the Board of Directors attend the meeting and all agree on the inclusion of new matters on the agenda.

6.4.	The meetings of the Board of Directors shall be held at the Corporation’s headquarters or at the place designated by the call notice, and may also be held by conference call or video conference, or any other technological means that allows connecting different locations simultaneously.

6.5.	The dissenting member will register his vote in the Minutes of Meeting of the Corporation’s Board of Directors that gives rise to the dissenting vote.

6.6.	The Corporation’s Officers or employees may attend the meetings of the Board of Directors whenever called, without being entitled, however, to vote on matters submitted for resolution.

6.7.	Each member of the Board of Directors may demand that the procedural rules contained in these Internal Rules be followed by all, and each Director may raise questions of order, and also have the duty to alert the Chairman of any non- compliance with the rules of procedure during the meeting.

7.	Any meeting of the Board of Directors may be confidential, in whole or in part, if, at the discretion of the Chairman, there is a matter of such nature as it may advise, including as regards the disclosure of decisions taken.

8.	All matters relating to commercial information not disclosed to the general public, industrial and forestry technology issues, commercial contract information, entered into under confidentiality or not, products, markets, and price information will be deemed confidential and strategic.

9.	Any reports containing the information necessary for proper evaluation and resolution concerning the matters on the agenda of the meeting shall be made available to the Board, by its Chairman or Secretary, together with the call notice provided for in Clause 6.1 above.

9.1.	The information contained in the reports will be strictly confidential, the exclusive property of the Corporation, and will be destined to the members of its Board of Directors, in order to allow them to make a decision about the subject to which they refer, and therefore cannot be disclosed to third parties or used for any other purpose.

SECTION III

DUTIES OF THE BOARD OF DIRECTORS

10.	In addition to the duties provided for in Law No. 6,404/76, in other regulations applicable to the Corporation, the Corporation’s Bylaws and Authority Policy of the Corporation, the Board of Directors is in charge of:
(i)	establishing the general business guideline of the Corporation, defining its mission, objectives and guidelines, as well as approving the strategic plan, the respective multiannual plans and annual expenditure and investment programs;
(ii)	approving financial and risk management policies;
(iii)	updating and approving the Corporation’s code of conduct;
(iv)	approving the Internal Rules of the Board of Directors, as well as the committees that advise it;
(v)	electing, removing at any time and replacing the members of the Statutory Executive Board of Officers, establishing their duties;
(vi)	supervising the management of the Statutory Executive Board of Officers and the Officers according to the criteria set forth in Chapter VII below;

(vii)	approving the criteria for the individual distribution of the compensation amount approved by the General Meeting, between its own members and those of the Statutory Executive Board of Officers, as recommended by the Compensation Committee;
(viii)	calling the General Meetings in the cases provided for in law or when deemed convenient;
(ix)	approving the payment or credit of interest on equity to stockholders;
(x)	approving the expansion plans;
(xi)	resolving on the issuance of unsecured simple debentures, not convertible into stocks;
(xii)	resolving on the issuance of stocks or subscription warrants until the authorized capital limit;
(xiii)	fixing the issue price of the stocks in capital increases by public or private subscription, also establishing the other conditions to which the issue is subject;
(xiv)	submitting to the General Meeting a proposal for a stock option plan to the Corporation’s managers or employees;
(xv)	authorizing (a) the purchase of stocks issued by the Corporation for purposes of cancellation or holding in treasury and (b) the sale of stocks held in treasury;
(xvi)	authorizing the sale or encumbrance of the Corporation’s real estate, the amount of which exceeds the limit established in the Authority Policy approved by the Board of Directors, except for the cases of exchanges and donations, which must be approved by the Board of Directors regardless of the amount;
(xvii)	authorizing the execution of any legal transactions between the Corporation and its subsidiaries, on the one hand, and any related parties, on the other hand, whose individual amounts per transaction exceed the limit established in the Authority Policy approved by the Board of Directors; in this case, it may be resolved on the creation of an ad hoc advisory committee for the specific purpose of analyzing the related party transaction, to be formed by members of the Board of Directors who have no interests conflicting with the respective transaction; if the Board resolves on the creation of said committee, it shall be responsible for defining its operation, duration and structure;
(xviii)	authorizing the execution of any legal transactions that oblige the Corporation, or relieve third parties from liability to it, whose individual amounts per transaction exceed the limit established in the Authority Policy approved by the Board of Directors under the provisions of item (xvii) of this clause, except for Pulp Sales Agreements, which are not subject to approval by the Board of Directors;

(xix)	authorizing the provision of guarantees in favor of third parties, whose individual amounts per operation exceed the limit established in the Authority Policy approved by the Board of Directors, except for those provided in favor of companies or entities controlled by the Corporation, alone or jointly, and guarantees of any nature offered in lawsuits to which the Corporation or its subsidiaries are parties, which will not be subject to authorization by the Board of Directors;
(xx)	authorizing the execution of financial transactions by the Corporation, whose individual amounts per operation exceed the limit established in the Authority Policy approved by the Board of Directors;
(xxi)	approving transactions for the purchase, assignment, transfer, disposal or encumbrance, by any means or form, of equity interest, whose amounts exceed the limit established in the Authority Policy approved by the Board of Directors;
(xxii)	resolving on the issuance of promissory notes (commercial papers) for public placement in Brazil, providing for: (a) the amount of the issue and its division into series; (b) quantity and nominal value; (c) remuneration conditions and inflation adjustment; (d) maturity of securities; (e) guarantees; (f) statement to prove compliance with legal limits; (g) place of payment; (h) contracting of services related to the issue;
(xxiii)	approving the creation of Committees, as well as the respective regulations which will contain, in addition to other matters of interest to the Corporation, the specific rules regarding the work, duties, remuneration and procedures in order to comply with good Corporate Governance practices;
(xxiv)	defining the list of three possible institutions or companies specialized in economic valuation of companies, for the preparation of appraisal report for the purposes of public offerings provided for in Sections VIII and IX of the Corporation’s Bylaws;
(xxv)	expressing its favorable or contrary opinion regarding any public offering for the purchase of stocks issued by the Corporation, by means of a reasoned prior opinion, disclosed within fifteen (15) days of the publication of announcement of the public offering, which shall address, as a minimum

(a) the convenience and timeliness of the public offering for the purchase of stocks regarding the interest of the stockholders as a whole and in relation to the liquidity of their securities; (b) the repercussions of the public offering for the purchase of stocks on the Corporation’s interests; (c) the strategic plans disclosed by the offeror in relation to the Corporation; (d) such other points as the Board of Directors deems relevant, as well as the information required by the applicable rules established by CVM;

(xxvi)	defining the list of three possible companies specialized in economic valuation of companies to prepare the appraisal report of the Corporation’s stocks, in the case of an initial public offering (IPO) for cancellation of registration as a publicly-held corporation or for delisting from B3’s New Market listing segment;
(xxvii)	appointing, from among the Officers, the one who will accumulate the functions of Investor Relations Officer, being responsible for providing the necessary information to investors, Stock Exchanges and the CVM;
(xxviii)	authorizing the distribution of interim dividends, in advance of the annual dividend;
(xxix)	choosing and removing independent auditors, based on the recommendation of the Statutory Audit Committee;
(xxx)	preparing and submitting to the Annual General Meeting the annual report of the Corporation’s business activities, providing it with the financial statements legally required for each fiscal year.
10.1.When preparing the management proposal for the General Meeting resolving for the election of directors, the Board of Directors must include in the document its statement contemplating the manifestation of the body on: (i) each candidate's adherence to the Company's Nomination Policy; It is (ii) the reasons why the candidate meets the criteria independence, if applicable.

SECTION IV ADVISORY COMMITTEES

11.	As permitted by Article 15 of the Corporation’s Bylaws, the Board of Directors may, when deems necessary, create committees (“Committees” or “Committee”), which will operate in part or full time, with specific advisory and guidance duties in relation to the matters for which they have been created, in compliance with the provisions of the respective Internal Rules, the Board of Directors’ Internal Rules, when applicable, and the Corporation’s Bylaws.

SECTION V

DUTIES OF THE BOARD OF DIRECTORS’ CHAIRMAN

12.	The Board of Directors’ Chairman has the following duties:
(i)	to ensure the effectiveness and good performance of the body;

(ii)	to ensure the effectiveness of the monitoring and evaluation system by the Board, the Corporation, the Board of Directors’ and the Statutory Executive Board of Officers’ members, individually, as well as their respective bodies;
(iii)	to make the Board’s activities compatible with the interests of the Corporation, its stockholders and other interested parties;
(iv)	to organize and coordinate, with the collaboration of the Secretary of the Board, the agenda of the meetings, after consultation with the other Directors and, as the case may be, the Chief Executive Officer;
(v)	to coordinate the activities of the other Directors;
(vi)	to ensure that the Directors receive, together with the calling agenda, complete and timely information on the items on the meeting agenda, at least two (2) business days prior to the scheduled date of each meeting;
(vii)	to propose to the Board the annual calendar of Board events;
(viii)	to organize, upon the election of a new Board member, an integration program that will enable him/her to be in touch with activities and to obtain information about the organization;
(ix)	In conducting the meetings, the Chairman shall:
(a)	preside the board of directors and appoint the secretary;
(b)	declare the meeting constituted and determine its beginning;
(c)	inform the other Directors about the confidentiality and strategic nature of matters included on the agenda of the meeting, in which case there will be prior resolution of the Directors regarding the relevance of the discussion on such issue;
(d)	if the majority of the Directors deems it relevant to the discussion of the confidential and strategic matters referred to in the previous item, keep such matter on the agenda;
(e)	submit to the Statutory Executive Board of Officers requests for information requested by the Board of Directors, by majority resolution;
(f)	call the meeting to order;
(g)	call the Directors to comment on the topics discussed;
(h)	control the extent and relevance of Directors’ interventions;
(i)	organize the voting; and
(j)	declare the results.

SECTION VI

DUTIES OF THE BOARD OF DIRECTORS’ SECRETARY

13.	The Board may appoint a Corporation’s officer or employee to act as Secretary, with corporate functions, with the following main duties:

(i)	to organize the agenda of the matters to be discussed, based on requests from Directors and consultation with the Chief Executive Officer, and submit it to the Board of Directors’ Chairman for further validation and disclosure;
(ii)	to act as secretary to the Board meetings and assist the Chairman in the organization of the meetings, including the convening of the Directors and the disclosure of the agenda;
(iii)	to prepare the minutes of the Board meetings and monitor the collection of signatures of the Directors; and
(iv)	to be responsible for the custody of the corporate seal and mechanical seals, if any.

SECTION VII

INSPECTION OF OFFICERS’ MANAGEMENT

14.	As provided for in law and the Corporation’s Bylaws, the Board of Directors shall inspect the management of the Executive Officers, and may examine the Corporation’s books and records, as well as request information on the agreements entered into or to be entered into, among others.

15.	The inspection power shall be exercised jointly and all requests for information, including, but not limited to, requests for documents, books, records, presentations by the Corporation's Officers or employees, or requests for information and/or clarifications addressed to the Corporation’s independent auditors shall be sent through the Chairman.

SECTION VIII DIRECTORS’ DUTIES

16.	The Directors shall ensure the best governance practices of the Corporation and ensure that sufficient time is available to analyze the matters on the agenda and attend the Board of Directors’ meetings previously prepared, by examining the documents available and participating actively and diligently of them. If unable to attend, the Board’s Chairman shall be informed and a substitute shall be called.

17.	The Directors are recommended to participate in not more than four (4) boards of directors of relevant publicly-held corporations.

17.1.For the purposes of the Clause 17, the exercise of the position of member of the board of directors in philanthropic entities, clubs or associations, which shall, in any event, be included in the Director's registration information shall not be considered.
18.	The Director shall perform the duties assigned by law and the Bylaws to achieve the purposes and interests of the Corporation, in compliance with these Internal Rules, always acting independently of the stockholder or stockholder group that has elected him to office. Once elected, the Director shall act solely to achieve the Corporation's purposes and interests and satisfy the requirements of the public good and the social purpose of the corporation.

19.	In performing their functions, the Directors shall employ the care and diligence usually employed in the management of their own business.

20.	The Directors shall not intervene in any transaction of the Corporation in which they have an interest conflicting with the Corporation’s interest, as well as in any resolution taken by other managers in this regard, in compliance with the provisions of Clause

23 below. The Director shall declare himself in a Conflict of Interest when he considers that any decision of the Board on a matter to be voted may result in his own or third party benefit, with or without prejudice to the Corporation.

21.	The Director who considers himself in a Conflict of Interest with the Corporation shall declare himself prevented at the Board meeting or notify the Board’s Chairman of his prevention and cause the nature and extent of his interest to be shown in the minutes of the Board’s meeting.

22.	The Director in a Conflict of Interest, after declaring himself prevented, may not participate in the discussion, nor vote on the matter in which he has a Conflict of Interest, and shall leave the meeting when the Board discusses such matter.

23.	Notwithstanding the provisions set forth in articles 117, paragraph 1, f) and 156, paragraph 1 of Law 6,404/76, for engaging service providers or product suppliers, when there is a possibility of participation of a controlling stockholders or related persons or also related to the Corporation’s managers, the engagement shall be based on a bid to be approved by the Board of Directors.

23.1.In cases where the Board has to make decisions within a short time and where one of the controlling stockholders or related persons have filed the best bid, the Board of Directors shall be called upon by the Statutory Executive Board of Officers to ratify consultations to be made by fax or email.

23.2.For each engagement intended by the Corporation, in the event referred to in Clause 24.1 above, the Statutory Executive Board of Officers shall be in charge of providing the Board of Directors with the elements and supports necessary for the decision-making and of preparing the reports and opinions with recommendations to be submitted to the Board of Directors during the various stages of the procedure.

23.3.In order to ensure the necessary support to the Board’s members, the Board may have the advice of professionals engaged by the Corporation upon approval of the Board of Directors, comprising at least one expert in the subject matter of retaining, in addition to other advice modalities that may be deemed necessary.

23.4.In addition to such technical support, the Board may have legal support for the analysis of contracts and legal documents, especially those to be submitted for final approval by the Board of Directors.

23.5.In case of participation of controlling stockholders and/or related persons in the bidding process, the stockholder representative who, as a result of this situation, has a conflict of interest with the Corporation shall be totally foreign to the process and information raised by the Board and shall not participate in any meeting on such retaining.

24.	Information sent to the Board of Directors by the Corporation or by third parties relating to the matter in which a Director declares himself in a Conflict of Interest shall not be sent to such Director, and access to such information shall not be given to him by the other Directors.

25.	Notwithstanding the notice set forth in Clause 22, whenever the Chairman identifies a situation that may be deemed as a Conflict of Interest of a certain Director with respect to any matter to be resolved by the Board, the Chairman shall notify such Director, within the respective period of time, so that such Director expresses its views in this regard according to the provisions of Clauses 22 and 25.

26.	Pursuant to Law No. 6,404/76, the Directors have a duty of loyalty to the Corporation and may not disclose to third parties information about its business, and shall maintain in confidentiality any relevant, privileged or strategic information of the Corporation obtained in reason of their position, as well as shall ensure that third parties do not have access to it, and they are prohibited from using the information to obtain any kind of advantage for their own benefit or for the benefit of others.

26.1.	For the purposes of the introductory section of this clause:

(i)	privileged” means any information provided to a particular person or group prior to its public disclosure;
(ii)	“relevant” means any resolution of the General Meeting or the Corporation’s management bodies or any other act or fact that has occurred in its business that may have a significant influence on (a) the price of its issued securities; or (b) investors’ decision to trade in those securities; or (c) investors’ determination to exercise any rights inherent in the condition of holder of securities issued by the Corporation;
(iii)	“strategic” means any information that may provide the Corporation with a competitive gain or advantage over its competitors and which, due to its importance, should be kept in confidentiality.
27.	Whenever requested by Chairman of the Board of Directors, the Directors shall return any documents obtained as members of the Board of Directors, and they may not retain any copy, registration or annotation.

28.	It is forbidden for the Directors to take advantage for their own benefit or for the benefit of others, or allow any third party(s) to take advantage of opportunities known to them by virtue of their position as officer of the Corporation, even when the Corporation has no interest or cannot take advantage of it, including, without limitation, acquiring or disposing of assets or rights; contact customers or suppliers of the Corporation; take advantage of any business that has been offered to the Corporation or which the Corporation has evaluated; engage services, acquire assets or explore activities for which he has been able to evaluate as a Director.

29.	The Director who, after being elected, engages into a business that directly competes with the Corporation’s business, or holds a position in a company that is a direct competitor of the Corporation shall inform the Board of Directors’ Chairman and the Corporation (through its Chief Executive Officer) and shall make his/her term of office available to the Board of Directors, being prevented from attending any meetings of that board or from performing any acts as Director until is resolved by the Corporation’s General Meeting, pursuant to article 147, paragraph 3, of Law no. 6,404/76.

30.	The Director shall keep the Corporation and the other Directors informed of the quantity of stocks, subscription warrants, stock options and debentures convertible into stocks issued by the Corporation.

SECTION IX TRANSITORY AND FINAL PROVISIONS

31.	These Internal Rules shall become effective as of the date of their approval by the Board of Directors, and any rules and procedures to the contrary are revoked herein.

32.	Once these Internal Rules have been approved, they shall be immediately followed by the Corporation, its Officers and Directors, as well as by the advisory committees’ members, the Secretary, and these Internal Rules may only be amended by the favorable vote by majority of the Board’s members.

São Paulo, SP, April 20, 2023.

DAVID FEFFER

Chairman of the Board of Directors